U.S. Bancorp Center
800 Nicollet Mall
Minneapolis, MN 55402-2023

May 25, 2006

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:          Southwestern Public Service Company

Registration Statement on Form S-3

Filed March 27, 2006

File No. 333-132724

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 1-03789

Dear Mr. Owings:

Reference is made to your letter to Mr. Gary L. Gibson, dated April 26, 2006, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above filing (the “Staff Comment Letter”). This letter is submitted on behalf of Southwestern Public Service Company (the “Company”) in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

Form S-3

1.                                      Please note that it may be appropriate to include risk factors in your takedown supplements on issues specific to the securities, such as the lack of an intention to list the debt securities on any trading market.

Response:

Where appropriate, the Company will include risk factors in the prospectus supplement relating to issues specific to the securities.

About This Prospectus, page 1

2.                                      Please consider combining this section with your Our Company section located on page 2 of your document.

Response:

The Company will combine the two sections as requested.

3.                                      You have indicated that a prospectus supplement “may also add, update or change information contained in this prospectus.”  A prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus. Please revise.

Response:

The Company will change the referenced clause to say “may also add, update or supplement information contained in this prospectus.”

Description of Debt Securities, page 3

4.                                      You have indicated that you may issue future issues of indebtedness under an indenture other than the indenture described in this prospectus. Please be advised that you must qualify your indenture at the time of effectiveness of the registration statement. See Interpretations T.6 and T.8 of the Manual of Telephone Interpretations (July 1997). Please clarify whether you are referring to other issues of indebtedness that will not be registered on this registration statement, or advise us of the basis for issuing other issues using an indenture or documentation other than what you have disclosed.

Response:

The language referred to in the comment was not intended to, and the Company does not believe that it does, suggest that the Company will issue indebtedness under this registration statement from another indenture. In light of the Staff’s comment, however, the Company will change the sentence to read as follows:

“We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness under different registration statements.”

General, page 3

5.                                      We note the disclosure that “the, terms, if any, upon which the Debt Securities will be convertible into or exchangeable for other securities or other property of our company or another person” will be described in prospectus supplements that you will file. It does not appear that you are eligible to issue convertible securities based on the form eligibility requirements of Form S-3. Please revise. Also, please advise us of the transaction instruction to Form S-3 on which you will rely to issue securities.

Response:

The Company will delete the referenced clause. The securities are being registered under transaction instruction B.2 to Form S-3.

6.                                      In the fifth paragraph on page 5, please clarify your reference to “discontinued” securities.

Response:

The Company will fix the typo so that it correctly says “discounted.”

Book-Entry System, page 9

7.                                      Please delete the statement in the final sentence of this section indicating that you do not take responsibility for the accuracy of the information you provide regarding DTC. We would not object if you noted that you are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations.

Response:

The statement will be revised to say, “The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.”

Legal Opinions, page 12

8.                                      Please confirm to us that you will file a legal opinion, in either a post-effective amendment or in a Form 8-K, for each takedown.

Response:

To the extent necessary, the Company will file a legal opinion, in either a post-effective amendment or in a Form 8-K, for each takedown.

Exhibit 5.02

9.                                      Counsel should remove the assumptions from the fourth paragraph of its opinion in which it assumes that the indenture constitutes a valid and binding obligation under New Mexico law and that the indenture has been duly authorized and executed and delivered by you in accordance with New Mexico law or the exhibit 5.01 opinion should directly address these matters.

Response:

The exhibit 5.01 opinion from New Mexico counsel will be revised to state that the indenture constitutes a valid and binding obligation under New Mexico law and that the indenture has been duly authorized and executed and delivered by the Company in accordance with New Mexico law.

Form 10-K for the Year Ended December 31, 2005

Item 1 – Business, page 3

10.                               Please disclose the estimated amount you spent during each of the last three fiscal years, for each of your segments, on research and development activities, if any.

Response:

The Company believes that its disclosure satisfies the disclosure requirements under the reduced disclosure format permitted by General Instruction I(2) of Form 10-K. In particular, management believes that the disclosure on pages 5 through 12 of its Form 10-K adequately indicates the general nature and scope of its business, and, in any event, the amount of money spent on research and development in its sole segment, its electric utility operations, is immaterial as it is less than $600,000.

Company Overview, page 5

11.                               In the first paragraph, you state that you derive a “major portion” of your retail electric operating revenues from your Texas operations. Please disclose this portion of your revenues that you derive from your Texas operations.

Response:

For the same reasons discussed in the response to Comment 10 relating to the reduced disclosure format, the Company believes that the requested information is not necessary. Nonetheless, in light of the Staff’s comment, the Company will provide such information about the revenues it derives from its Texas operations in future filings.

12.                               In this regard, please discuss in greater detail your business operations regarding the generation, purchase, transmission, distribution, and sale of electricity. For example, please describe the portions of the states in which your customers are located, and the means in which you generate, transmit, distribute, and sell electricity.

Response:

The Company believes that its disclosure on pages 5 to 15 adequately describes its electric utility operations, including the generation, purchase, transmission, distribution and sale of electricity and for the same reasons discussed in the response to Comment 10 relating to the reduced disclosure format, the Company believes that the requested additional information is not necessary. Nonetheless, in light of the Staff’s comment, the Company will provide greater detail regarding its business operations in future filings.

Utility Industry Growth, page 5

13.                               You state that you intend to focus on growing through investments in electric rate base to meet growing customer demands and to maintain or increase reliability and quality of service to customers. Please discuss any investments that you are planning.

Response:

In Note 11 to the financial statements, the Company discloses its expected capital expenditures for the next three years. These capital expenditures are targeted for numerous improvements to its system to enhance reliability. None of the projects are individually significant and that is why none of them have been discussed. To the extent the Company plans any significant investments, it will describe them in future filings.

Utility Restructuring and Retail Competition, page 5

14.                               You state that you have no plan to implement retail competition in your Texas service area. Please clarify this statement by indicating your reasons for not implementing retail competition and how this will affect your business operations. Also, in the subsequent paragraph, you state that the retail electric business does face some competition. Please describe the competitive conditions in all of the particular markets in which you compete, estimate the number of your competitors, and estimate your competitive position.

Response:

As the Company has previously described, retail competition in the Company’s service territory had initially been mandated by legislation in Texas and then was subsequently delayed and postponed. The Company has no plans to voluntarily submit to retail competition before it is required. The Company believes that, as a rate-regulated utility not subject to retail competition, it has adequately described its competitive position on page 5 of the Form 10-K and does not believe additional information regarding its competitive position is required under the reduced disclosure format rules. Nonetheless, in light of the Staff’s comment, the Company will provide additional information regarding its competitive position in future filings.

Pending and Recently Concluded Regulatory Proceedings, page 7

15.                               You discuss your regulatory proceedings with the Federal Energy Regulatory Commission, the Public Utility Commission of Texas, and the New Mexico Public Regulatory Commission. Please tell us why you do not discuss any proceedings with the similar commissions in Oklahoma and Kansas, or provide disclosure regarding any proceedings in those states.

Response:

The Company’s operations in Oklahoma and Kansas account for less than 2% of its revenues and the Company has no current proceedings before the Oklahoma or Kansas commissions that are material. To the extent that any future proceedings before these commissions are material to the Company, they will be discussed in future filings.

Capacity and Demand, page 9

16.                               Please disclose the complainants that filed the $3 million rate complaint against you at the Federal Energy Regulatory Commission in November 2004.

Response:

On page 7 of its Form 10-K, the Company disclosed that “several wholesale cooperative customers” filed a complaint at FERC. The Company believes that it has adequately described the principal parties to this dispute, but nonetheless, in light of the Staff’s comment, the Company will specifically identify the names of such customers in future filings.

Energy Sources and Related Transmission Initiatives, page 9

17.                               Please disclose your practices and your industry’s practices of meeting the rapid delivery requirements of your customers, assuring yourself a continuous allotment of capacity from your suppliers, and providing any extended payment terms to your customers.

Response:

The Company believes that its discussion of its purchased power contracts and short-term power purchases, along with the disclosure of its purchased transmission services, adequately describes its practices for meeting its customers’ electricity needs and assuring adequate capacity from suppliers and the Company does not believe that additional disclosure is necessary under the reduced disclosure format. The Company believes its practices are consistent with industry practice. The Company’s wholesale customers receive service based on FERC-approved tariffs that do not contemplate extended payment terms. For its retail customers, payment is generally expected when billed and, as described in Note 1 to its financial statements, the Company establishes an allowance for uncollectibles based on a reserve policy that reflects the credit risk of its customers.

18.                               In this regard, you state that you have contractual arrangements to purchase power from utilities and non-regulated energy suppliers and that you make short-term firm and non-firm purchases. Please tell us whether you are dependent on a small number of suppliers for your energy purchases. If so, please disclose this fact and discuss your options and any alternatives should you be unable to purchase energy from one or more of your major suppliers.

Response:

The Company does not believe it is dependent upon a small number of suppliers for its energy purchases.

19.                               Also, you state that you have contractual arrangements with regional transmission service providers to deliver power and energy to the subsidiaries’ native load customers. Again, please discuss if you are dependent on a small number of regional transmission service providers. If so, please disclose this fact and discuss your options and any alternatives should one or more of these transmission service providers become unable to fulfill their contractual obligations to you.

Response:

The Company believes its dependence on regional transmission services providers is consistent with industry practice. In the risk factor section, the Company discloses that it is at risk if there is a major disruption or blackout on the interconnected grid. The Company does not believe that additional disclosure is necessary under the reduced disclosure format. Nonetheless, in light of the Staff’s comment, the Company will provide additional information regarding its reliance on regional transmission service providers in future filings.

Fuel Supply and Costs, Page 9

20.                               We note that you TUCO, Inc. has 100% of your projected 2006 supplies available but that there have been supply disruptions. Please discuss the nature of those disruptions, and discuss your options and any alternatives should TUCO, Inc. be unable to provide you will all of your coal needs.

Response:

The Company believes that the supply problems noted in the Staff’s comment are not attributable to the TUCO contract, but relate to rail disruptions which the Company believes are adequately discussed on page 14 of the Form 10-K.

Item 1A – Risk Factors, page 12

21.                               Please review your Risk Factors so do not include risks that are generic or contain boilerplate language that could apply to any issuer. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors sections generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Rule 421(d). As examples, please consider the following risk factors:

•                                          “Our profitability depends in part on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to recover costs from our customers.”

•                                          “Recession, grid disturbances, acts of war or terrorism could negatively impact our business.”

•                                          “Any reductions in our credit ratings could increase our financing costs and the cost of maintaining certain contractual relationships.”

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page 12 and the last risk factor on page 15. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 14 and the second risk factor on page 15. Also, it is not appropriate for you to discuss the steps you are taking to mitigate or minimize the risks you discuss in this section. Therefore, please remove any mitigating language such as in your last risk factor on page 12, and the first full risk factor on page 14, and second full risk factor on page 14. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor.

Response:

The Company respectfully disagrees with the Staff’s comments regarding the Company’s risk factors. The Company believes that its discussion of risk factors complies with Item 1A of Form 10-K, Item 503(c) of Regulation S-K and Rule 421(d) of the Securities Act of 1933. The Company believes that the risk factors set forth in the 10-K discuss the most significant factors affecting the Company and those that provide the greatest risk to the Company. The Company believes that such risk factors are presented concisely, are organized logically, are not presented in generic terms and do not contain mitigating language. Nonetheless, in light of the Staff’s concerns, the Company will review and modify its risk factors in future filings to address the Staff’s concerns.

Increasing costs associated with our defined benefit retirement plans….page 14

22.                               Please clarify what you mean by “assuming continuation of the current federal interest rate relief beyond 2005.”

Response:

The Pension Funding Equity Act of 2004 replaced the previously applicable 30-year Treasury rate used in pension funding calculations with a long-term corporate bond rate for two years, through December 31, 2005. Under the Act, for plan years beginning after December 31, 2003 and before January 1, 2006, the interest rate used in determining a plan’s current liability must not be above, and must not be more than 10 percent below, the weighted average of the rate of interest on amounts conservatively invested in long-term corporate bonds for the 4-year period ending on the last day before the plan year begins. The rates are to be determined by the Treasury Department on the basis of two or more periodically selected indices that are in the top three quality levels available. The effect of this Act has been to reduce the Company’s funding requirements for its pension benefit plans. In the event that this relief will not continue, it could affect the Company’s future funding requirements for its pension benefit plans.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 20

23.                               We note in your disclosure that you conduct short-term wholesale and commodity-marketing activities, including the purchase and sale of electric capacity, energy, and other energy-related instruments. For these market risk sensitive instruments entered into for trading purposes, it appears you have not provided the disclosure required under Item 305 of Regulation S-K using any of the three permitted alternatives. Therefore, please provide the appropriate disclosure required by Item 305 of Regulation S-K. To the extent you believe this disclosure is not required due to immateriality, please quantify for us the impact of these activities on your financial statements for each of the periods presented.

Response:

As disclosed on page 20, the Company’s short-term wholesale and commodity trading activities are immaterial. For the year ended December 31, 2005, these activities accounted for $6 million of revenues, less than one-half of one percent of total revenues.

Item 8 – Financial Statements and Supplementary Data, page 21

Statements of Income, page 22

24.                               We note reconciling differences between the amounts you present in the “Depreciation and amortization” line item in your statements of income on page 22 and the related line item in your statements of cash flows on page 23. Please provide us with details regarding the nature and quantity of the items causing this reported difference.

Response:

The “Depreciation and amortization” line item in the Company’s statements of cash flows includes components that are reported on line items other than the “Depreciation and amortization” line item in the statements of income. Amortization expense related to unamortized discount on long-term debt issuances is reported as a component of “Interest charges” on the statements of income. For the year ended Dec. 31, 2005, this expense was $5.7 million. The remaining difference relates to depreciation expense for general fleet vehicles that is allocated to proper operating and maintenance expense, as well as capital expenditure accounts based on vehicle usage.

Disclosure Controls and Procedures, page 45

25.                               We note your disclosure that SPS “maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.”  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

The Company believes it has complied with Item 9A of Form 10-K. Nonetheless, in light of the Staff’s concern, the Company will make the requested changes in future filings.

Exhibits 31.01 and 31.02

26.                               We note that paragraph 4.a) of your certifications refers to the period in which this “annual” report is being prepared. Please file certifications that provide the exact language included in Item 601(b)(31) of Regulation S-K and that do not refer to the “annual” report in paragraph 4.a).

Response:

The Company will make the requested change in future filings.

If these responses are satisfactory, the Company will file an amendment to its Form S-3 Registration Statement reflecting the changes discussed above in response to Comments 2-9. Should you have any questions relating to the Company’s responses to your comments, please call me at 612-215-4560.

Sincerely,

/S/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller
Xcel Energy Inc.

c:             Benjamin G.S. Fowke III

Gary L. Gibson

Robert Joseph